Exhibit 21.1

COST-U-LESS, INC.

Subsidiaries of the Registrant

Name of Subsidiary	State/Country of Incorporation

CULNEV, Inc.	Nevada
CULGUAM, Inc.	Guam
CUL, Inc.	Guam
CULSAMOA, Inc.	Samoa
CULUSVI, Inc.	Virgin Islands
CUL (Curacao) N.V.	Netherlands Antilles
CUL (Fiji)	Fiji Islands
CUL (NZ)	New Zealand
CUL (Sint Maarten) N.V.	Netherlands Antilles
Cayman Cost U Less, Ltd.	Cayman Islands
Cost U Less Cayman Holdings	Cayman Islands